

September 15, 2011

Via Facsimile
Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel

> **Re:** **Radware Ltd.**
> **Form 20-F For the Fiscal Year Ended December 31, 2010**
> **Filed on March 24, 2011**
> **File No. 000-30324**

Dear Mr. Zisapel:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors

Some of our deposits and other investments may be in excess…, page 18

1.   We note that "the majority of [y]our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the U.S. and in Israel." Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Israel and the impact, if material, of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 5.B.1 of Form 20-F and Section IV of SEC Release 33-8350.

Operating and Financial Review and Prospects

Operating Results

Overview, page 37

2.   We note that in your quarterly conference calls you frequently provide information to analysts such as average deal size, total headcount, DSO, increases in deferred revenue, operating cash flows, number of new customers and revenue for your Enterprise and Carrier products and services. Tell us what consideration you gave to whether any of these factors represents a key performance indicator. If so, consider adding a discussion and an analysis of any of these key performance indicators. Refer to SEC Release 33-8350, "*Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*", III B. 1. "Focus on Key Indicators of Financial Condition and Operating Performance."

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009, page 45

3.   We note that in describing the increase in revenues between 2010 and 2009 you describe several drivers of the change, however, you have not quantified these amounts. Please refer to your letter dated September 30, 2009 in which you stated that in future filings you would quantify the factors behind material changes "where possible." Please advise. In addition, similar lack of analysis using quantifications also applies to other line items within this section that appear to be material to changes but have not been quantified.

Notes to Consolidated Financial Statements

Note 12:- Taxes On Income, page F-38

4.   We note your discussion of uncertain tax positions on page 41 and that you believe you have adequately accrued for them. Please tell us the amount of your unrecognized tax benefits and how you determined that the other disclosures required by ASC 740-10-55-217 are not required.

Note 13:- Geographic Information, page F-45

5.   Tell us whether there are material revenues or long-lived assets attributable to any individual country and how your disclosure complies with ASC 280-10-50-41.

6.   Please tell us what consideration you have given to disclosing product information pursuant to ASC 280-10-50-40. For example, separately disclosing revenue attributable to your "Enterprise" and "Carrier" products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via facsimile at (212) 715-8000
        Ernest S. Wechsler, Esq.
        Kramer Levin Naftalis & Frankel LLP